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                              September 21, 2022

       Beck Chen
       Chief Financial Officer
       Dada Nexus Ltd
       22/F Oriental Fisherman's Wharf
       No. 1088 Yangshupu Road
       Yangpu District, Shanghai 200082
       People's Republic of China

                                                        Re: Dada Nexus Ltd
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed on April 28,
2022
                                                            File No. 001-39305

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Item 3 - Key Information
       D. Risk Factors, page 16

   1. In your summary of risk factors, disclose the risk that the Chinese government may intervene or influence
your operations at any time, or may exert more control over
                                                        offerings conducted
overseas and/or foreign investment in China-based issuers, which could result in a
material change in your operations and/or the value of the securities you are registering for
sale. Acknowledge any risks that any actions by the Chinese
                                                        government to exert
more oversight and control over offerings that are conducted overseas and/or foreign
investment in China-based issuers could significantly limit or completely hinder your ability to
offer or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless.
 Beck Chen
FirstName
Dada NexusLastNameBeck   Chen
           Ltd
Comapany 21,
September NameDada
              2022 Nexus Ltd
September
Page 2    21, 2022 Page 2
FirstName LastName
2. For each summary risk factor related to doing business in China, provide a specific cross-
         reference to the more detailed risk factor discussion.
3. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 5.Operating and Financial Review and Prospects
Results of Operations, page 103

4. In your discussion, you cite multiple various factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on page 104, you attributed an increase in revenues to two factors offset by a third factor. None of these factors are quantified. On page 105 you attribute an increase in operations and support costs to two factors also offset by a third factor. Again none of these factors are quantified.
         Please see the guidance provided by Section III.D of Release 33-6835 and, as applicable in future filings, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more material factors. In addition, you should
         remove vague terms such as    primarily    in favor of specific
quantifications.
Financial Statements
2 Principal Accounting Policies
2.25 Segment reporting, page F-25

5. In light of the evolving nature of your business model and in particular the new JD
         Logistics business model adopted in April 2022, clarify for us how you determined that you operate in a single operating segment. Address for us your consideration of the operating segment criteria of ASC 280-10-50-1 as applicable to your "two major complementary business platforms: Dada Now, (your) local on-demand delivery platform, and JDDJ, (your) local on-demand retail platforms." Tell us your consideration of the aggregation criteria of ASC 280-10-50-11.

General

6.       Please revise to refrain from using terms such as    we    or    our
 when describing activities
         or functions of the VIEs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Beck Chen
Dada Nexus Ltd
September 21, 2022
Page 3

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Jeffrey Kauten, Staff Attorney, at 202-551-3447 with any other questions.



FirstName LastNameBeck Chen                               Sincerely,
Comapany NameDada Nexus Ltd
                                                          Division of
Corporation Finance
September 21, 2022 Page 3                                 Office of Technology
FirstName LastName